Exhibit 12.1
NEWMONT MINING CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in millions, except ratio)

Nine Months Ended
September 30, 2011
Earnings:

Income before income and mining tax and other items (1)	$2,856
Adjustments:
Fixed charges added to earnings	206
Dividends from equity affiliates	15
Amortization of capitalized interest	18

$3,095

Fixed Charges:
Net interest expense (2)	$193
Portion of rental expense representative of interest	13

Fixed charges added to earnings	206
Capitalized interest	31

$237

Ratio of earnings to fixed charges	13.1

(1)	Excludes interest on income tax liabilities. Interest and penalties related to income taxes are included in Income and mining tax expense.

(2)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.